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                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549



                                       FORM 8-A


                  FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                           SECURITIES EXCHANGE ACT OF 1934


                             TECHNOLOGY SOLUTIONS COMPANY
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                (Exact name of registrant as specified in its charter)


                 Delaware                                  36-3584201
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(State of incorporation or organization)                 (I.R.S. Employer
                                                        Identification No.)

205 North Michigan Avenue, Suite 1500, Chicago, IL             60601
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(Address of principal executive offices)                    (Zip Code)


 If this form relates to the           If this form relates to the
 registration of a class of            registration of a class of
 securities pursuant to Section 12(b)  securities pursuant to Section of the Exchange Act and is effective  12(g) of the Exchange Act and is
 upon filing pursuant to General       effective pursuant to General
 Instruction A(c) please check the     Instruction A(d) please check the
 following box. [ ]                    following box. [X]

Securities Act registration statement file number to which this form relates:
None.
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Securities to be registered pursuant to Section 12(b) of the Act: None

     Title of Each Class                Name of Each Exchange on Which
     to be so Registered                Each Class is to be Registered
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          None


Securities to be registered pursuant to Section 12(g) of the Act:

                            Preferred Stock Purchase Rights
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                                   (Title of class)

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                    INFORMATION REQUIRED IN REGISTRATION STATEMENT


Item 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.
          --------------------------------------------------------

          On October 29, 1998, the Board of Directors of Technology Solutions Company (the "Company") declared a dividend distribution of one Right for each outstanding share of the Company's common stock, par value $.01 per share ("Common Stock"), to stockholders of record at the Close of Business on November 9, 1998. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Stock"), at a Purchase Price of $100 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") dated as of October 29, 1998 between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Rights Agreement.

          Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights certificates will be distributed. The Rights will separate from the Common Stock and the Distribution Date will occur upon the earliest of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group becomes an Acquiring Person) following the commencement of a tender offer or exchange offer which, if consummated, would result in a person or group beneficially owning 15% or more of the outstanding shares of Common Stock or (iii) during any 180 Day Period (as defined below), the date immediately following the date of execution of an agreement relating to or providing for (x) an acquisition of the Company in a merger or other business combination transaction in which the Company would not be the surviving corporation, (y) an acquisition of the Company in a merger or other business combination transaction in which the Company would be the surviving corporation and in which all or part of the Common Stock would be converted into securities of another entity, cash or other property, or (z) 50% or more of the Company's assets or earning power being sold or transferred.

          Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates,


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(ii) new Common Stock certificates issued after November 9, 1998, will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

          Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

          The Rights are not exercisable until the Distribution Date and will expire at the Close of Business on October 29, 2008, unless earlier redeemed by the Company as described below.

          As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the Close of Business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise provided in the Rights Agreement, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

          In the event that, at any time following the Distribution Date, a person or group becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock having a value equal to two times the exercise price of the Right. If an insufficient number of shares of Common Stock is authorized for issuance, then the Board would be required to substitute cash, property or other securities of the Company for the Common Stock. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth in this paragraph until such time as the Rights are no longer redeemable by the Company as set forth below.

          For example, at an exercise price of $100 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $200 worth of Common Stock (or other consideration, as noted above) for $100. Assuming that the Common Stock had a per share value of $50 at such time, the holder of each valid Right would be entitled to purchase 4 shares of Common Stock for $100.

          In the event that, at any time following the Stock Acquisition Date or during the pendency of a 180 Day Period, (i)


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the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company is acquired in a merger or other business combination transaction in which the Company is the surviving corporation and all or part of the Common Stock is converted into securities of another entity, cash or other property, or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

          The purchase price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights, options or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

          At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

          In general, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (subject to adjustment and payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors) at any time until ten days following the Stock Acquisition Date. Immediately upon the action of the Board of Directors authorizing


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any redemption, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price. Notwithstanding the foregoing, in the event that a majority of the Board of Directors is elected by stockholder action by written consent, or is comprised of persons elected at a meeting of stockholders who were not nominated by the Board of Directors in office immediately prior to such meeting, then (i) for a period of one hundred eighty (180) days following the effectiveness of such election (the "180 Day Period"), the Rights may not be redeemed.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not result in the recognition of taxable income by stockholders or the Company, stockholders may, depending upon the circumstances, recognize taxable income after a Triggering Event.

          The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding shares of Common Stock then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights. Notwithstanding the foregoing, during the pendency of any 180 Day Period, the terms of the Rights may not be amended other than to cure ambiguities or to correct defects or inconsistencies.

          A copy of the Rights Agreement is available free of charge from the Rights Agent. This description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.


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Item 2.   EXHIBITS.
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

Exhibit
Number    Description of Document
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
4         Rights Agreement dated as of October 29, 1998 between the Company and
          ChaseMellon Shareholder Services, L.L.C., as Rights Agent, which includes the Form of the Certificate of Designation of the Series A
          Junior Participating Preferred Stock of the Company as EXHIBIT A, the
          Form of Rights Certificate as EXHIBIT B and the Summary of Rights to
          Purchase Preferred Stock as EXHIBIT C, is incorporated herein by reference to Exhibit 4 to the Company's Current Report on Form 8-K
          dated October 29, 1998 (file number 0-19433).

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                                      SIGNATURE


          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              TECHNOLOGY SOLUTIONS COMPANY


Date:  October 29, 1998       By: John T. Kohler
                                  _______________________________
                                  Name:  John T. Kohler
                                  Title: President and
                                         Chief Executive Officer


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